UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
(Amendment No. 5)
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
LIFEPOINT HOSPITALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	20—1538254
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
103 Powell Court, Suite 200
Brentwood, Tennessee
37027
(Address of principal executive offices)(Zip Code)
(615) 372-8500
(Registrant’s Telephone Number, Including Area Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, par value $.01 per share Preferred Stock Purchase Rights	NASDAQ Global Select Market NASDAQ Global Select Market
Securities to be registered pursuant to Section 12(g) of the Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

INFORMATION REQUIRED IN REGISTRATION STATEMENT
     The undersigned registrant, as successor issuer to Historic LifePoint Hospitals, Inc. (“Historic LifePoint”) pursuant to Rule 12g-3(c) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), hereby amends and/or supplements the following items, exhibits or other portions of the Application for Registration on Form 10 (File No. 000-29818) filed with the Securities and Exchange Commission by Historic LifePoint on December 11, 1998, as amended on March 15, 1999, April 5, 1999, April 19, 1999 and April 27, 1999 for its Preferred Share Purchase Rights (the “Form 10”), among other securities, as follows:
Item 11.  Description of Registrant’s Securities to be Registered.
     The following description of the capital stock of LifePoint Hospitals, Inc. (“LifePoint” or the “Company”) is a summary of the material terms thereof and is qualified in its entirety by reference to the provisions of the Amended and Restated Certificate of Incorporation of LifePoint (the “LifePoint Certificate”) and the Second Amended and Restated By-laws of LifePoint (the “LifePoint By-laws”), which are filed as exhibits to this registration statement.
Authorized Capital Stock
     Our authorized capital stock consists of 90,000,000 authorized shares of common stock, par value $0.01 per share, and 10,000,000 authorized shares of preferred stock, of which 90,000 shares are designated as Series A Junior Participating Preferred Stock, par value $0.01 per share. As of February 17, 2009, approximately 52.1 million shares of our common stock were issued and outstanding, approximately 4.8 million shares were reserved for issuance upon the exercise of options issued and outstanding pursuant to stock option plans, approximately 19.3 million shares are reserved for issuance upon the conversion of our previously issued convertible securities and no shares of preferred stock were outstanding.
Common Stock
     Subject to the rights, if any, of the holders of any series of Preferred Stock then outstanding and except as otherwise required by law, holders of our common stock are entitled to one vote for each share they hold on all matters voted on by our stockholders, and are not entitled to cumulate votes for the election of directors. Subject to any preferences that may be applicable to any outstanding preferred stock and except as otherwise required by law, the holders of shares of our common stock are entitled to receive any dividends that may be declared from time to time by our board of directors out of assets or funds legally available to pay dividends. In the event of our liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of holders of shares of our preferred stock, if any are then outstanding.

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.
Preferred Stock
     We may issue up to 10,000,000 shares of preferred stock. Our board of directors will have the authority to issue preferred stock in one or more series and to fix for each series the voting powers, full, limited or none, and the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, and the number of shares constituting any series and the designations of the series, without any further vote or action by our stockholders. Because the terms of the preferred stock may be fixed by our board of directors without stockholder action, the preferred stock could be issued quickly with terms calculated to defeat a proposed takeover of our company, or to make the removal of our management more difficult. See “Certain Anti-takeover Effects of Certain Charter and By-Law Provisions and the Rights.” Under certain circumstances, this could have the effect of decreasing the market price of our common stock.
     In connection with the stockholder rights plan, as it may be amended from time to time, that we adopted, our amended and restated certificate of incorporation provides for the issuance of 90,000 shares of preferred stock designated as the series A junior participating preferred stock, par value $0.01 per share. No shares of our preferred stock are outstanding.
Preferred Stock Purchase Rights
     Pursuant to a Rights Agreement dated April 15, 2005 (the “Existing Rights Agreement”) by and between the Company and National City Bank (the “Rights Agent”), the Board of Directors (the “Board”) of the Company declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), of the Company as of April 15, 2005 (the “Record Date”) to stockholders of record as of the close of business on that date, as well as for each Common Share that has since become outstanding since the Record Date and that will become outstanding until the earlier of the Distribution Date and the Expiration Date (each as defined below). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, par value $0.01 per share (the “Preferred Shares”), at a price of $125.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment.
     Each Preferred Share will be entitled, when, as and if declared, to a preferential quarterly dividend payment in an amount equal to the greater of $10 or 1,000 times the aggregate of all dividends declared per share of LifePoint common stock. In the event of liquidation, dissolution or winding up of LifePoint, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, but will be entitled to an aggregate payment of 1,000 times the payment made per share of LifePoint common stock. Each Preferred Share will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of LifePoint. In the event of any consolidation, merger, combination or other transaction in which shares of LifePoint common stock are exchanged, each Preferred Share will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property (payable in kind) as the case may be, into which or for which each share of LifePoint common stock is changed or exchanged. The rights of the Preferred Shares as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.
     On February 25, 2009, the Board approved an amendment and restatement of the Rights Agreement by and between the Company and the Rights Agent (the “Amended and Restated Rights Agreement”) in order to (i) extend the Expiration Date, as defined in the Existing Rights Agreement, through February 25, 2019; (ii) change the Purchase Price to $125.00; (iii) modify the meaning of “Beneficial Owner” and “Beneficially Own” to include certain derivative transactions; and (iv) make other ministerial changes.
     Distribution Date; Exercisability
     Initially, the Rights will be attached to all Common Share certificates or to the registration of uncertificated Common Shares in the Company’s share register, if any, and no separate Right Certificates will be issued. Separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the earlier to occur of (i) the tenth business day following a public announcement indicating that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) the tenth business day (or such later date as the Board of Directors may determine prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the then outstanding Common Shares (the earlier of such dates being the “Distribution Date”).
     The Amended and Restated Rights Agreement provides that, until the Distribution Date (or earlier expiration, redemption or exchange of the Rights), (i) the Rights will be transferred with and only with the Common Shares, (ii) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and the initial transaction statement or subsequent periodic statements with respect to uncertificated Common Shares, if any, that are registered after the Record Date upon transfer or new issuance of such Common Shares will also contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares, or the registration of transfer of ownership in the Company’s share register with respect to uncertificated Common Shares, outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate or registration.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 25, 2019 (the “Expiration Date”), unless the Expiration Date is amended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.
     If a person or group becomes an Acquiring Person (with certain limited exceptions), each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, Preferred Shares or other similar securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.
     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right.
     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-thousandth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).
     At any time prior to the Distribution Date, the Board of Directors of the Company may redeem the Rights, in whole but not in part, at a price of $0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person).

          The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances.
          Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.
          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
Certain Anti-takeover Effects of Certain Charter and By-Law Provisions and the Rights
     The LifePoint Certificate and the LifePoint By-laws contain certain provisions that could make more difficult the acquisition of LifePoint by means of a tender offer, proxy contest or otherwise. The following summary description is qualified in its entirety by reference to the provisions of the LifePoint Certificate and the LifePoint By-laws, which are filed as exhibits to this registration statement.
     Classified Board of Directors
     The LifePoint Certificate and By-Laws provide that the LifePoint Board of Directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided into three classes of directors, with the classes to be as nearly equal in number as reasonably possible. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the LifePoint Board of Directors. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the LifePoint Board of Directors. Such a delay may help ensure that the directors of LifePoint, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interest of LifePoint stockholders. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of the LifePoint Board of Directors would be beneficial to LifePoint and its stockholders and whether a majority of the stockholders of LifePoint believe that such a change would be desirable.
     The classification provisions could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of LifePoint, even though such an attempt might be beneficial to LifePoint and its stockholders. The classification of the LifePoint Board of Directors could thus increase the likelihood that incumbent directors will retain their position.
     Number of Directors; Removal; Filling Vacancies

     The LifePoint Certificate provides that, exclusive of directors to be elected by the holders of one or more series of the Preferred Stock of LifePoint which may be outstanding, the number of directors shall be fixed from time to time by action of not less than a majority of the members of the Board of Directors then in office, but in no event shall such number of directors of the Company be less than three nor more than fifteen. In addition, the LifePoint Certificate provides that, subject to any rights, if any, of holders of Preferred Stock then outstanding, and unless the LifePoint Board of Directors otherwise determines, any vacancies resulting from death, resignation, disqualification or removal, or newly created directorships, will be filled only by the affirmative vote of a majority of the remaining directors, whether or not they constitute a quorum. Accordingly, absent an amendment to the LifePoint Certificate, the LifePoint Board of Directors could prevent any stockholder from enlarging the LifePoint Board of Directors and filling the new directorships created thereby with such stockholder’s own nominees.
     Under the Delaware Law, unless otherwise provided in the certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, the LifePoint Certificate provides that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of the then outstanding shares of stock of LifePoint entitled to vote generally in the election of directors, voting together as a single class (without a separate vote of the stockholders of LifePoint Preferred Stock unless required pursuant to the terms of any series of LifePoint Preferred Stock).
     No Stockholder Action by Written Consent; Limitations on Call of Special Meetings
     The LifePoint Certificate provides that, subject to the rights, if any, of holders of Preferred Stock then outstanding, stockholder action can be taken only at an annual or special meeting of stockholders and prohibit stockholder action by written consent in lieu of a meeting. The LifePoint Certificate provides that, subject to the rights of holders of any series of Preferred Stock, special meetings of stockholders can be called only by (a) the Chairman of the Board of Directors, if one shall have been elected, (b) the Chief Executive Officer of the Company or (c) the Chairman or the Chief Executive Officer at the request in writing of a majority of the Board of Directors. Stockholders are not permitted to call a special meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of special meeting given by LifePoint.
     The provisions of the LifePoint Certificate and the LifePoint By-Laws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders. These provisions would also prevent the holders of a majority of the voting power of all of the then outstanding shares of capital stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the persons authorized to call a special meeting by calling a special meeting of stockholders prior to the time the aforementioned persons believe such consideration to be appropriate.

     Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
     The LifePoint By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of LifePoint (the “Stockholder Notice Procedure”). The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the LifePoint Board of Directors, or by a stockholder who has given timely written notice to the Secretary of LifePoint prior to the meeting at which directors are to be elected, will be eligible for election as directors of LifePoint. The Stockholder Notice Procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the LifePoint Board of Directors or by a stockholder who has given timely written notice to the Secretary of LifePoint of such stockholder’s intention to bring such business before such meeting and such business is a proper matter for stockholder action under the Delaware General Corporation Law and such stockholder has provided specified information to LifePoint. In addition to information regarding the stockholder and the beneficial owner on whose behalf a nominee or proposal is presented, the LifePoint By-Laws require information regarding certain persons associated with any of them and also requires information regarding the stock ownership and derivative and other economic positions held by any of such persons in respect of the stock of the Company.
     Except in certain limited circumstances, to be timely, a stockholder’s notice must be delivered to LifePoint not less than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders or, in the case of a special meeting of stockholders, not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which a public announcement of the meeting is first made. As to any nominee whom a stockholder proposes for election and certain associated persons (including any person acting in concert with such proposed nominee, any beneficial owner of shares of capital stock of LifePoint owned of record or beneficially by such proposed nominee and any person directly or indirectly controlling, controlled by or under common control with such proposed nominee), in addition to information required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act and the nominee’s written consent to serve as a director and related matters, the Amendment also requires information as to: (i) whether the nominee is proposed to be an independent director, (ii) record and beneficial ownership of LifePoint’s common stock, (iii) securities and derivatives transactions in respect of LifePoint during the previous twelve months and the effect of such derivatives transactions on any voting or economic rights relating to the securities of LifePoint, (iv) the investment intent with respect to such securities and derivative positions, (v) the name of any other stockholder of LifePoint known to support the nominee, (vi) arrangements and understandings with any other person in connection with the nomination, and (vii) material monetary agreements for the past three years and other material relationships between the stockholder, the nominee and associated persons.
     Notwithstanding the foregoing, in the event that the number of directors to be elected to the LifePoint Board of Directors is increased and there is no public announcement by LifePoint naming all of the nominees for directors or specifying the size of the increased LifePoint Board of Directors made by LifePoint at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at the principal executive offices of LifePoint not later than the close of business on the 10th calendar day after such public announcement is first made.
     Although the LifePoint By-Laws do not give the LifePoint Board of Directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to LifePoint and its stockholders.
     Preferred Stock
     The LifePoint Certificate authorizes the LifePoint Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the designations, powers, preferences, and rights of the shares of each such series, and any qualifications, limitations or restrictions thereof, which shall include, among others, the number of shares of the series, which number the LifePoint Board of Directors may thereafter increase or decrease (but not below the number of shares thereof then outstanding), whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series, the dates at which dividends, if any, will be payable, and the voting rights, if any, of the holders of such series.
     The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the stockholders of LifePoint, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which LifePoint’ securities may be listed or traded. The NASDAQ Stock Market currently requires stockholder approval as a prerequisite to listing shares in several instances, including in certain situations where the present or potential issuance of shares could result in an increase in the number of shares of common stock or in the voting power outstanding of 20% or more.
     LifePoint could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The LifePoint Board of Directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the LifePoint Board of Directors, including a tender offer or other transaction that some, or a majority, of LifePoint’ stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.
     Fair Price Provision

     The LifePoint Certificate contains a “fair price” provision, requiring that, in addition to any other vote required by the LifePoint Certificate or the Delaware General Corporation Law, certain “business combination” transactions with a “related person” will be subject to the affirmative vote of the holders of not less than 85% of the outstanding “voting stock” of LifePoint held by stockholders other than the related person. The 85% voting requirement will not be applicable if either:
1.	The business combination is approved by the Board of Directors of LifePoint by the affirmative vote of at least 66 2/3% of the “continuing directors,” or

2.	All of the following conditions are satisfied:
•	the aggregate amount of cash and the fair market value of the property, securities or other consideration to be received per share of capital stock of LifePoint in the business combination by the holders of capital stock of LifePoint, other than the related person involved in the business combination, will not be less than the highest of (1) the highest per share price (including brokerage commissions, soliciting dealers’ fees, and dealer-manager compensation, and with appropriate adjustments for recapitalizations, stock splits, stock dividends and like transactions and distributions) paid by such related person in acquiring any of its holdings of such class or series of capital stock, (2) the highest per share “market value” of such class or series of capital stock within the twelve-month period immediately preceding the date the proposal for such business combination was first publicly announced, or (3) the book value per share of such class or series of capital stock, determined in accordance with generally accepted accounting principles, as of the last day of the month immediately preceding the date the proposal for such business combination was first publicly announced;

•	the consideration to be received in such business combination by holders of capital stock other than the related person involved will, except to the extent that a stockholder agrees otherwise as to all or part of the shares which he or she owns, be in the same form and of the same kind as the consideration paid by the related person in acquiring capital stock already owned by it; provided, however, that if the related person has paid for capital stock with varying forms of consideration, the form of consideration for shares of capital stock acquired in the business combination by the related person must either be cash or the form used to acquire the largest number of shares of capital stock previously acquired by it; and

•	a proxy statement responsive to the requirements of the Exchange Act and regulations promulgated thereunder, whether or not LifePoint is then subject to such requirements, is mailed to the stockholders of LifePoint for the purpose of soliciting stockholder approval of such business combination and contains at the front thereof, in a prominent place, (1) any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors may choose to state and (2) the opinion of a reputable investment banking firm selected by the continuing directors as to the fairness of the terms of such business combination, from a financial point of view, to the stockholders (other than the related person) of LifePoint.
     For the purpose of the fair price provision included in the LifePoint Certificate, certain terms are defined as follows.
     “Business Combination” means:
•	any merger or consolidation of LifePoint or a subsidiary with a related person;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition other than in the ordinary course of business to or with a related person of any assets of LifePoint or a subsidiary having an aggregate fair market value of $25,000,000 or more;

•	the issuance or transfer by LifePoint of any shares of voting stock of LifePoint or securities convertible into or exercisable for such shares (other than by way of pro rata distribution to all stockholders) to a related person;

•	any recapitalization, merger or consolidation that would have the effect of increasing the voting power of a related person;

•	the adoption of any plan or proposal for the liquidation or dissolution of LifePoint or a subsidiary proposed, directly or indirectly, by or on behalf of a related person;

•	any merger or consolidation of LifePoint with another person proposed, directly or indirectly, by or on behalf of a related person, unless the entity surviving or resulting from such merger or consolidation has a provision in its certificate or articles of incorporation, charter or similar governing instrument which is substantially identical to the fair price provisions of the LifePoint Certificate; or

•	any agreement, contract or other arrangement or understanding providing, directly or indirectly, for any of the foregoing transactions.

     “Related Person” means any individual, partnership, corporation, trust or other person which together with its “affiliates” and “associates,” as defined in Rule 12b-2 under the Exchange Act as in effect on April 23, 1999, and together with any other individual, partnership, corporation, trust or other person with which it or they have any agreement, contract or other arrangement or understanding with respect to acquiring, holding, voting or disposing of shares of voting stock of LifePoint, “beneficially owns” (within the meaning of Rule 13d-3 under the Exchange Act on said date) an aggregate of 10% or more of the outstanding voting stock of LifePoint. A related person, its affiliates and associates and all such other individuals, partnerships, corporations and other persons with whom it or they have any such agreement, contract or other arrangement or understanding, are deemed a single related person for purposes of this provision; provided, however, that the members of the LifePoint Board of Directors shall not be deemed to be associates or otherwise to constitute a Related Person solely by reason of their board membership. A person who is a related person (1) as of the time any definitive agreement relating to a business combination is entered into, (2) as of the record date for the determination of stockholders entitled to notice of and to vote on a business combination or (3) immediately prior to the consummation of a business combination, shall be deemed a related person for purposes of this provision.
     “Continuing Director” means any member of the LifePoint Board of Directors who is not an affiliate or associate of the related person and was a member of the LifePoint Board of Directors prior to the time that such person became a related person, and any successor of a continuing director who is unaffiliated with such related person and is recommended to succeed a continuing director by a majority of the continuing directors.
     “Person” shall mean any individual, firm, corporation or other entity.
     “Subsidiary” shall mean with respect to any Person, (i) any corporation in which such Person, directly or indirectly, owns or controls, at the time of determination, at least a majority in interest of the outstanding voting stock (having by the terms thereof voting power under ordinary circumstances to elect a majority of the directors of such corporation, irrespective of whether or not stock of any other class or classes of such corporation shall have or might have voting power by reason of the occurrence of a contingency); or (ii) any non-corporate entity in which such Person either (a) directly or indirectly, at the time of determination, has at least a majority ownership interest, or (b) at the date of determination, is a general partner or an entity performing similar functions (for example, manager of a limited liability company or a trustee of a trust).
     “Voting Stock” shall mean any shares of LifePoint entitled to vote generally in the election of directors.
     “Entire Board of Directors” shall mean the total number of directors which LifePoint would have if there were no vacancies.

     “Market Value” means the average of the high and low quoted sales price on the date in question (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) of a share on the Composite Tape for the New York Stock Exchange Listed Stocks, or, if the shares are not listed or admitted to trading on such exchange, on the principal United States securities exchange registered under the Exchange Act on which the shares are listed or admitted to trading, or, if the shares are not listed or admitted to trading on any such exchange, the mean between the closing high-bid and low-asked quotations with respect to a share on such date as quoted on National Associated of Securities Dealers Automated Quotations System, or any similar system then in use, or, if no such quotations are available, the fair market value on such date of a share as at least 66 2/3% of the continuing directors shall determine.
     The fair price provision included in the LifePoint Certificate is intended to ensure that all stockholders of LifePoint receive equal treatment in the event of a tender or exchange offer and to protect stockholders of LifePoint against coercive or two-tiered takeover bids. Notwithstanding the foregoing, the provision could also have the effect of discouraging a third party from making a tender or exchange offer for LifePoint, even though such an offer might be beneficial to LifePoint and its stockholders.
     Limited Liability and Indemnification Provisions
     The LifePoint Certificate eliminates to the fullest extent now or hereafter permitted by the Delaware General Corporation Law, liability of a director to LifePoint or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:
•	for any breach of the director’s duty of loyalty to LifePoint or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction for which the director derives an improper personal benefit.
     This provision is intended to afford directors additional protection from, and limit their potential liability for, suits alleging a breach of duty by a director. LifePoint believes this provision will assist it in maintaining and securing the services of directors who are not employees of LifePoint. As a result of the inclusion of this provision, stockholders may be unable to recover monetary damages from directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions, such as an injunction or rescission based on a director’s breach of the duty of care; as a practical matter, equitable remedies may not be available (e.g., after a transaction has already been effected). If equitable remedies are found not to be available to stockholders for any particular case, stockholders may not have any effective remedy against the challenged conduct.
     Section 145 of the Delaware Law permits indemnification of directors, officers and agents of a corporation, or persons serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, under certain conditions and subject to certain limitations. Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action by or in the right of LifePoint, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to LifePoint unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of LifePoint has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
     The LifePoint Certificate contains provisions for indemnification of directors, officers, employees and agents, including persons serving at the request of LifePoint as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent permitted by Delaware General Corporation Law. The LifePoint Certificate also permits LifePoint to purchase insurance and LifePoint has purchased and maintains insurance on behalf of LifePoint directors, officers, employees and agents against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not LifePoint would have the power to indemnify such person against such liability under the foregoing provisions of the LifePoint Certificate.
     LifePoint has entered into Indemnification Agreements with all of the current directors of LifePoint and certain of its officers which provide that LifePoint shall indemnify such persons, to the fullest extent permitted by Delaware law, subject to certain exceptions, against expenses, judgments, fines and other amounts actually and reasonably incurred in connection with his or service as a director or officer, as the case may be, and provides for rights to advancement of expenses and contribution.
     Other Constituencies
     In addition to any other considerations which the LifePoint Board of Directors may lawfully take into account, in determining whether to take or to refrain from taking corporate action on any matter, including proposing any matter to the stockholders of LifePoint, the Board of Directors may consider the effects, both short-term and long-term, of such action on the interests of the employees, associates, associated physicians, distributors, patients or other customers, suppliers or creditors of LifePoint, and the communities in which LifePoint owns or leases property or conducts business.
     The Rights
     The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the outstanding Common Shares. The Rights however, should not interfere with any merger of business combination approved by the Board of the Company.
Item 15. Financial Statements and Exhibits.
     (b) Exhibits

3.1	—
Amended and Restated Certificate of Incorporation (incorporated by reference from exhibits to the Registration Statement on Form S-8 filed by LifePoint Hospitals, Inc. on April 19, 2005, File No. 333-124151).

3.2	—
Second Amended and Restated By-laws of LifePoint Hospitals, Inc. (incorporated by reference from exhibits to the LifePoint Hospitals, Inc. Current Report on Form 8-K dated October 16, 2006, File No. 000-51251).

3.3	—
Amendment No. 1 to the Second Amended and Restated By-laws of LifePoint Hospitals, Inc. (incorporated by reference from exhibits to the LifePoint Hospitals, Inc. Current Report on Form 8-K dated May 20, 2008, File No. 000-51251).

4.1	—
Form of Specimen Stock Certificate (incorporated by reference from exhibits to the Registration Statement on Form S-4, as amended, filed by LifePoint Hospitals, Inc. on October 25, 2004, File No. 333-119929).

4.2	—	Form of 3.25% Convertible Senior Subordinated Debenture due 2025 (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated August 10, 2005, File No. 000-51251).

4.3	—
Registration Rights Agreement, dated August 10, 2005, between LifePoint Hospitals, Inc. and Citigroup Global Markets Inc. as Representatives of the Initial Purchasers (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated August 10, 2005, File No. 000-51251).

4.4	—
Amended and Restated Rights Agreement, dated as of February 25, 2009, between LifePoint Hospitals, Inc. and American Stock Transfer & Trust Company, LLC as Rights Agent. The Amended and Restated Rights Agreement includes the Form of Right Certificate as Exhibit A, and the Summary of Rights as Exhibit B (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 2009).

4.5	—
Subordinated Indenture, dated as of May 27, 2003, between Province Healthcare Company and U.S. Bank Trust National Association, as Trustee (incorporated by reference from exhibits to Province Healthcare Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 001-31320).

4.6	—
First Supplemental Indenture to Subordinated Indenture, dated as of May 27, 2003, by and among Province Healthcare Company and U.S. Bank National Association, as Trustee, relating to Province Healthcare Company’s 7 1/2% Senior Subordinated Notes due 2013 (incorporated by reference from exhibits to Province Healthcare Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, File No. 001-31320).

4.7	—
Second Supplemental Indenture to Subordinated Indenture, dated as of April 1, 2005, by and among Province Healthcare Company and U.S. Bank National Association, as Trustee (incorporated by reference from exhibits to Province Healthcare Company’s Current Report on Form 8-K dated April 1, 2005, File No. 001-31320).

4.8	—
Indenture, dated as of October 10, 2001, between Province Healthcare Company and National City Bank, including the forms of Province Healthcare Company’s 4 1/4% Convertible Subordinated Notes due 2008 (incorporated by reference from exhibits to the Registration Statement on Form S-3, filed by Province Healthcare Company on December 20, 2001, File No. 333-75646).

4.9	—
First Supplemental Indenture, dated as of April 15, 2005, by and among Province Healthcare Company, LifePoint Hospitals, Inc. and U.S. Bank National Association (as successor in interest to National City Bank), as trustee to the Indenture dated as of October 10, 2001, relating to Province Healthcare Company’s 4 1/4% Convertible Subordinated Notes due 2008 (incorporated by reference from exhibits to the Historic LifePoint Hospitals, Inc. Current Report on Form 8-K dated April 15, 2005, File No. 000-29818.

4.10	—
Indenture, dated August 10, 2005, between LifePoint Hospitals, Inc. and Citibank, N.A., as Trustee (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated August 10, 2005, File No. 000-51251).

4.11	—
Indenture, dated May 29, 2007, by and between LifePoint Hospitals, Inc. as Issuer and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated May 31, 2007, File No. 000-51251).

10.1	—
Tax Sharing and Indemnification Agreement, dated May 11, 1999, by and among Columbia/HCA, LifePoint Hospitals, Inc. and Triad Hospitals, Inc. (incorporated by reference from exhibits to Historic LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 000-29818).

10.2	—
Benefits and Employment Matters Agreement, dated May 11, 1999 by and among Columbia/HCA, LifePoint Hospitals, Inc. and Triad Hospitals, Inc. (incorporated by reference from exhibits to Historic LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 000-29818).

10.3	—
Insurance Allocation and Administration Agreement, dated May 11, 1999, by and among Columbia/HCA, LifePoint Hospitals, Inc. and Triad Hospitals, Inc. (incorporated by reference from exhibits to Historic LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, File No. 000-29818).

10.4	—
Computer and Data Processing Services Agreement dated May 19, 2008 by and between HCA Information Technology Services, Inc. and LifePoint Hospitals, Inc. (incorporated by reference from exhibits to the LifePoint Hospitals, Inc. Current Report on Form 8-K dated May 21, 2008, File No. 000-51251).

10.5	—
Comprehensive Service Agreement for Diagnostic Imaging and Biomedical Services, executed on January 7, 2005, between LifePoint Hospital Holdings, Inc. and GE Healthcare Technologies (incorporated by reference from exhibits to Historic LifePoint Hospitals’ Annual report on Form 10-K for the year ended December 31, 2004, File No. 000-29818).

10.6	—	Amended and Restated 1998 Long Term Incentive Plan (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated July 7, 2005, File No. 000-51251).

10.7	—
First Amendment, dated May 31, 2008, to the Lifepoint Hospitals, Inc. Amended and Restated 1998 Long-Term Incentive Plan (incorporated by reference from Appendix A to the LifePoint Hospitals, Inc. Proxy Statement filed March 31, 2008, File No. 000-51251).

10.8	—
Second Amendment, dated December 10, 2008, to the LifePoint Hospitals, Inc. Amended and Restated 1998 Long-Term Incentive Plan (incorporated by reference from exhibits to the LifePoint Hospitals, Inc. Annual Report on Form 10-K for the year ended December 31, 2008, File No. 000-51251).

10.9	—	LifePoint Hospitals, Inc. Executive Performance Incentive Plan (incorporated by reference from Appendix C to Historic LifePoint Hospitals’ Proxy Statement dated April 28, 2004, File No. 000-29818).

10.10	—
First Amendment, dated December 10, 2008, to the LifePoint Hospitals, Inc. Executive Performance Plan (incorporated by reference from exhibits to the LifePoint Hospitals, Inc. Annual Report on Form 10-K for the year ended December 31, 2008, File No. 000-51251).

10.11	—
Form of LifePoint Hospitals, Inc. Nonqualified Stock Option Agreement (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, File No. 000-51251).

10.12	—
Form of LifePoint Hospitals, Inc. Restricted Stock Award Agreement (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, File No. 000-51251).

10.13	—	Form of LifePoint Hospitals, Inc. Deferred Restricted Stock Award (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated May 12, 2006, file No. 000-51251).

10.14	—
LifePoint Hospitals, Inc. Employee Stock Purchase Plan (incorporated by reference from exhibits to Historic LifePoint Hospitals’ Annual Report on Form 10-K for the year ended December 31, 2001, File No. 000-29818).

10.15	—
First Amendment to the LifePoint Hospitals, Inc. Employee Stock Purchase Plan (incorporated by reference from exhibits to the Registration Statement on Form S-8 filed by Historic LifePoint Hospitals, Inc. on June 2, 2003, File No. 333-105775).

10.16	—
Second Amendment To Employee Stock Purchase Plan (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-51251).

10.17	—
LifePoint Hospitals, Inc. Change in Control Severance Plan, as amended and restated May 9, 2006 (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, File No. 000-51251).

10.18	—
LifePoint Hospitals, Inc. Management Stock Purchase Plan, as amended and restated (incorporated by reference from exhibits to Historic LifePoint Hospitals’ Annual Report on Form 10-K for the year ended December 31, 2002, File No. 000-29818).

10.19	—
First Amendment, dated May 13, 2008, to the LifePoint Hospitals, Inc. Management Stock Purchase Plan (incorporated by reference from Appendix B to the LifePoint Hospitals, Inc. Proxy Statement filed March 31, 2008, File No. 000-51251).

10.20	—
Second Amendment, dated December 10, 2008, to the LifePoint Hospitals, Inc. Management Stock Purchase Plan (incorporated by reference from exhibits to the LifePoint Hospitals, Inc. Annual Report on Form 10-K for the year ended December 31, 2008, File No. 000-51251).

10.21	—
Form of Outside Directors Restricted Stock Agreement (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, File No. 000-51251).

10.22	—
Amended and Restated LifePoint Hospitals, Inc. Outside Directors Stock and Incentive Compensation Plan, dated May 14, 2008 (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, File No. 000-51251).

10.25	—	Credit Agreement, dated as of April 15, 2005, by and among LifePoint Hospitals, Inc.,

as borrower, the lenders referred to therein, Citicorp North America, Inc. as administrative agent, Bank of America, N.A., CIBC World Markets Corp., SunTrust Bank, UBS Securities LLC, as co syndication agents and Citigroup Global Markets, Inc., as sole lead arranger and sole bookrunner (incorporated by reference from the exhibits filed to Historic LifePoint Hospitals’ Current Report on Form 8-K, dated April 15, 2005, File No. 000-29818).

10.26	—
Incremental Facility Amendment dated August 23, 2005, among LifePoint Hospitals, Inc., as borrower, Citicorp North America, Inc., as administrative agent and the lenders party thereto (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated August 23, 2005, File No. 000-51251).

10.27	—
Amendment No. 2 to the Credit Agreement, dated October 14, 2005, among LifePoint Hospitals, Inc. as borrower, Citicorp North America, Inc., as administrative agent and the lenders party thereto (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated October 18, 2005, File No. 000-51251).

10.28	—
Incremental Facility Amendment No. 3 to the Credit Agreement, dated June 30, 2006 among LifePoint Hospitals, Inc. as borrower, Citicorp North America, Inc. as administrative agent and the lenders party thereto. (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated June 30, 2006, File No. 000-51251).

10.29	—
Incremental Facility Amendment No. 4 to the Credit Agreement, dated September 8, 2006, among LifePoint Hospitals, Inc. as borrower, Citicorp North America, Inc. as administrative agent and the lenders party thereto (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated September 12, 2006, File No. 000-51251).

10.30	—
Amendment No. 5 to the Credit Agreement, dated as of May 11, 2007, among LifePoint Hospitals, Inc. as borrower, Citicorp North America, Inc., as administrative agent and the lenders party thereto (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated May 24, 2007, File No. 000-51251).

10.31	—
ISDA 2002 Master Agreement, dated as of June 1, 2006, between Citibank, N.A. and LifePoint Hospitals, Inc. (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K/A dated September 8, 2006, File No. 000-51251).

10.32	—	Schedule to the ISDA 2002 Master Agreement (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K/A dated September 8, 2006, File No. 000-51251).

10.33	—
Confirmation, dated as of June 2, 2006, between LifePoint Hospitals, Inc. and Citibank, N.A. (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K/A dated September 8, 2006, File No. 000-51251).

10.34	—
Stock Purchase Agreement, dated July 14, 2005, by HCA Inc. and LifePoint Hospitals, Inc. (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 000-51251).

10.35	—
Amendment to the Stock Purchase Agreement, dated June 2, 2006 (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 000-51251).

10.36	—
Repurchase Agreement, dated June 30, 2006, by and between HCA Inc. and LifePoint Hospitals, Inc. (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, File No. 000-51251).

10.37	—
Executive Severance and Restrictive Covenant Agreement, dated December 11, 2008, by and between LifePoint CSGP, LLC and William F. Carpenter III, (incorporated by reference from exhibits to the LifePoint Hospitals, Inc. Annual Report on Form 10-K for the year ended December 31, 2008, File No. 000-51251).

10.38	—
Agreement to Cooperate and General Release, entered into on May 4, 2007, by and between LifePoint Hospitals, CSGP, LLC and Michael J. Culotta (incorporated by reference from exhibits to LifePoint Hospitals’ Current Report on Form 8-K dated May 10, 2007, File No. 000-51251).

10.39	—
Retirement Agreement and General Release dated August 21, 2008 by and between LifePoint CSGP, LLC and William M. Gracey (incorporated by reference from exhibits to LifePoint Hospitals’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, File No. 000-51251).

10.40	—	Form of Indemnification Agreement (incorporated by reference from exhibits to the LifePoint Hospitals, Inc. Current Report on Form 8-K dated August 29, 2008, File No. 000-51251).

10.41	—
Recoupment Policy Relating to Unearned Incentive Compensation of Executive Officers (incorporated by reference from exhibits to the LifePoint Hospitals, Inc. Current Report on Form 8-K dated May 20, 2008, File No. 000-51251).

12.1	—	Ratio of Earnings to Fixed Charges (incorporated by reference from exhibits to LifePoint Hospitals’ Annual Report on Form 10-K for the year ended December 31, 2008, File No. 000-51251).

21.1	—	List of Subsidiaries (incorporated by reference from exhibits to LifePoint Hospitals’ Annual Report on Form 10-K for the year ended December 31, 2008, File No. 000-51251).

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

LIFEPOINT HOSPITALS, INC.

By:	/s/ Paul D. Gilbert

Name:	Paul D. Gilbert
Title:	Executive Vice President and
Chief Legal Officer
Date: February 25, 2009